UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2011 and 2010
and for the Year ended December 31, 2011

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 18, 2012

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2011 and 2010

ASSETS

	2011	2010
INVESTMENTS AT FAIR VALUE		
Participant-directed:		
Investments	$386,768,078	$410,594,511
Fully benefit-responsive investment contracts	126,541,987	128,359,988
HNI Corporation Stock Fund	69,394,445	83,574,441
Total investments, at fair value	582,704,510	622,528,940
RECEIVABLES		
Participant contributions	64	-
Company contributions	17,828,504	17,397,549
Notes receivable from participants	14,221,347	14,251,172
Receivables for security and investment transactions pending	-	25,469
Total receivables	32,049,915	31,674,190
NONINTEREST-BEARING CASH	-	279,474
TOTAL ASSETS	614,754,425	654,482,604
LIABILITIES		
Corrective distributions	32,260	225,394
Accrued plan expenses	-	46,273
Payables for security and investment transactions pending	-	58,397
Other liabilities	-	28,902
Total Liabilities	32,260	358,966
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	614,722,165	654,123,638
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,664,391)	(3,727,635)
NET ASSETS AVAILABLE FOR BENEFITS	$610,057,774	$650,396,003

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2011

ADDITIONS	
Contributions	
Participant	$ 18,982,411
Employer cash	14,719,943
Employer noncash (HNI Corporation common stock)	4,864,433
Rollovers	821,104
Total contributions	39,387,891
Investment Income	
Other income	81,707
Interest and dividends	10,703,587
Net investment income	10,785,294
Interest from participant notes receivable	664,199
Total additions	50,837,384
DEDUCTIONS	
Net depreciation in fair value of investments	28,159,142
Benefits paid to participants	62,699,428
Administrative expenses	317,043
Total deductions	91,175,613
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(40,338,229)
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	650,396,003
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$610,057,774

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 years or older of HNI Corporation and its wholly owned subsidiaries/divisions: Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., National Workplace Services Company, Paoli Inc., Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). In addition, the Plan covered substantially all regular, nonbargaining employees who are age 18 or older of these subsidiaries/divisions until August 28, 2010: (1) A&M Business Interior Services LLC, Corporate Installations Minneapolis LLC, Emerald City Moving & Storage LLC, Installation Technology LLC, Interior Construction Services LLC, Omni Workspace Company; and (2) effective August 31, 2010, River Bend Capital Corporation. In November 2010, plan assets of $7,723,807 attributable to the employees of the former subsidiaries/divisions identified in (1) above were transferred to the Omni Workspace Company LLC 401(k) Plan. River Bend Capital Corporation had no employees covered by the Plan. Effective October 2, 2011, the Plan was amended to include Think Office Interiors LLC as a participating subsidiary/division.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a 3% pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $7,611,977 for the 2011 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution").

Participant Accounts -- Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account.

NOTE 1 - Description of the Plan - continued

Investment Options -- Participants may direct the investment of their account balances in any or all of eighteen investment options, which include HNI Corporation Stock Fund, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and fifteen investment funds. The Fidelity Interest Income Fund is a stable value fund which currently invests in investment contracts offered by approved financial institutions and certain types of fixed income security funds. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in many mutual funds or other types of investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and for participants who have attained age 59½, as defined in the Plan. In addition, effective October 25, 2011, the Plan was amended to allow an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

Reclassification – For comparability, certain 2010 amounts have been reclassified to conform with classifications adopted in 2011.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates -- The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value ("NAV") of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

NOTE 2 - Summary of Significant Accounting Policies - continued

Investment contracts are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS*, intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and the International Financial Reporting Standards ("IFRS"). The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2011 and 2010, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2011	2010
Fidelity Interest Income Fund*:		
JP Morgan Chase ACT, 2.27% and 2.30%, 41,218,821 and 42,160,973 shares, respectively	$ 42,726,215	$ 43,333,426
Natixis ACT, 2.27% and 2.30%, 30,472,679 and 31,161,346 shares, respectively	31,587,081	32,027,911
Rabobank Nederland ACT, 2.27% and 2.30%, 19,707,439 and 20,142,943 shares, respectively	20,428,150	20,703,097
State Street Bank and Trust ACT, 2.27% and 2.30%, 30,478,657 and 31,167,092 shares, respectively	31,593,278	32,033,816
HNI Corporation common stock**, 2,658,939 and 2,678,668 shares, respectively	69,394,445	83,574,441
American Growth Fund of America, 0 and 2,105,380 shares, respectively	-	63,561,435
Dow Jones Target 2015, 3,607,483 and 3,776,508 shares, respectively	46,029,670	46,934,442
Dow Jones Target 2025, 6,118,309 and 6,315,489 shares, respectively	77,513,044	80,225,663
Dow Jones Target 2035, 2,844,081 and 2,689,908 shares, respectively	35,151,875	34,342,051
Fidelity Diversified International Fund*, 0 and 1,176,273 shares, respectively	-	35,464,643
Franklin Flex Cap Growth Fund A, 1,265,078 shares	56,030,313	-
PIMCO Total Return Fund, 3,544,852 and 3,798,492 shares, respectively	38,532,546	41,213,635

NOTE 3 – Investments continued

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation Stock Fund**	$ (14,319,634)
American Beacon Small Cap Value Fund	(1,180,873)
American Growth Fund of America	3,699,788
Davis New York Venture Fund	(1,230,939)
Dow Jones Target 2015	1,340,381
Dow Jones Target 2025	189,324
Dow Jones Target 2035	(1,084,374)
Dow Jones Target 2045	(901,176)
Dow Jones Target 2055	(23,598)
Dow Jones Target Today	104,717
Fidelity Brokerage Link*	(437,386)
Fidelity Diversified International Fund*	3,013,531
Franklin Flex Cap Growth Fund A	(8,587,204)
Harbor International Fund	(7,955,127)
PIMCO Total Return Fund - Institutional Class	57,458
Spartan 500 Index Fund - Institutional Class*	(753,526)
Spartan 500 Index Fund - Investor Class*	786,883
Spartan International Index Fund - Institutional Class*	(92,147)
Spartan International Index Fund - Investor Class*	(573,356)
TCW Small Cap Growth Fund	(375,513)
Vanguard Total Bond Market Index Fund	163,629
Net Change in Fair Value	$ (28,159,142)

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Company Stock Fund is as follows:

	2011	2010
HNI Corporation common stock	$69,394,445	$83,574,441
Company contribution receivable		
Profit sharing and retirement contribution	462,850	486,303
Company ownership contribution	4,864,433	4,905,783
Net assets - company stock fund	$74,721,728	$88,966,527

Changes in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 501,440
Company ownership contribution	4,864,433
Participant contributions	609,627
Net depreciation in fair value	(14,319,634)
Dividends	2,472,964
Benefits paid to participants	(5,759,851)
Expenses	(19,852)
Transfers from Company Stock Fund	(6,102,179)
Transfers to Company Stock Fund	3,508,253
Net change in fair value	$ (14,244,799)

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund ("Fund") is a stable value fund. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the FASB FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Wrap contracts have been purchased to ensure that participants are able to withdraw or transfer funds at contract value. Wrap contracts accrue interest using a formula called the "crediting rate" and provide a guarantee that the crediting rate will not fall below 0%. The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by participants.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- Contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
- Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

The plan administrator does not believe that the occurrence of any such events is probable or that the Plan will have an inability to transact at contract value.

The Plan's investment in the Fund consists of benefit responsive investment contracts. Benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings (accrued interest) less participant withdrawals and expenses.

The statement of net assets available for benefits presents the fair value of the investment in the Fund, as well as the adjustment of the investment in the Fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund has purchased wrap contracts with each of the companies listed in the chart below as of December 31, 2011:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/11	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
JP Morgan Chase				
Wrapper	AA-	$42,726,215	$151,809	
Total Wrapped Portfolio		$42,726,215	$151,809	$(1,577,490)
Natixis				
Wrapper	A+	$31,587,081	$0	
Total Wrapped Portfolio		$31,587,081	$0	$(1,166,223)
RaboBank				
Wrapper	AAA	$20,428,150	$55,454	
Total Wrapped Portfolio		$20,428,150	$55,454	$(754,226)
State Street Bank & Trust				
Wrapper	AA-	$31,593,278	$0	
Total Wrapped Portfolio		$31,593,278	$0	$(1,166,452)
All Contracts in Portfolio		$126,334,724	$207,263	$(4,664,391)

Average yields:	2011	2010
Based on actual earnings	2.25%	2.32%
Based on interest rate credited to participants	2.27%	2.30%

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/10	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
JP Morgan Chase				
Wrapper	AA-	$43,333,426	$154,585	
Total Wrapped Portfolio		$43,333,426	$154,585	$(1,260,995)
Natixis				
Wrapper	A+	$32,027,911	$0	
Total Wrapped Portfolio		$32,027,911	$0	$(932,006)
RaboBank				
Wrapper	AAA	$20,703,097	$107,153	
Total Wrapped Portfolio		$20,703,097	$107,153	$(602,456)
State Street Bank & Trust				
Wrapper	AA-	$32,033,816	$0	
Total Wrapped Portfolio		$32,033,816	$0	$(932,178)
All Contracts in Portfolio		$128,098,250	$261,737	$(3,727,635)

Average yields:	2010	2009
Based on actual earnings	2.32%	2.61%
Based on interest rate credited to participants	2.30%	2.27%

NOTE 6 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value (also see Note 5). There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks: Value at the closing price reported on the New York Stock Exchange.

Mutual funds: Value at the quoted NAV of shares held by the Plan at year end.

Collective funds: Valued at fair value based on market value of underlying investments and based upon information reported by the investment manager using the audited financial statements of the funds at year end. Each Dow Jones Target Date Index is made up of three composite major asset classes – stocks (equity), bonds (fixed income), and cash. The asset classes are weighted within each Target Date Index to reflect a targeted level of risk. Over time, the weights are adjusted based on predetermined formulas to reduce the level of potential risk as the maturity date approaches for that index.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 – Fair Value Measurements - continued

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2011 and 2010.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$98,611,019	$98,611,019	$ -	$ -
Small Cap Equity Funds	23,686,386	23,686,386	-	-
International Equity Funds	31,466,026	31,466,026	-	-
Fixed Income Funds	44,634,159	44,634,159	-	-
Other Funds	8,792,969	8,792,969	-	-
Common Stock Fund	69,394,445	69,394,445	-	-
Interest Income Fund	126,541,987	-	126,541,987	-
Collective Investment Funds	179,577,519	-	179,577,519	-
Total Investments	$582,704,510	$276,585,004	$306,119,506	$ -

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$109,650,631	$109,650,631	$ -	$ -
Small Cap Equity Funds	26,176,894	26,176,894	-	-
International Equity Funds	39,859,878	39,859,878	-	-
Fixed Income Funds	49,623,427	49,623,427	-	-
Other Funds	8,105,035	8,105,035	-	-
Common Stock Fund	83,574,441	83,574,441	-	-
Interest Income Fund	128,359,988	-	128,359,988	-
Collective Investment Funds	177,178,646	-	177,178,646	-
Total Investments	$622,528,940	$313,252,398	$309,276,542	$ -

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2011. The Plan's ability to redeem the guaranteed interest contracts at fair value is restricted in certain circumstances as described in Note 5. There are no such restrictions on redemption of other Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2011, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 7 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Code requirements. Subsequently, the Plan has been amended and restated and a new letter of determination has been applied for on January 31, 2011. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 - Related Party Transactions

At December 31, 2011 and 2010, the Plan held 2,658,939 and 2,678,668 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $60,285,152 and $59,006,287 at December 31, 2011 and 2010, respectively. Contributions receivable as of December 31, 2011 and 2010 included $5,327,283 and $5,392,086, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2011, the Plan recorded dividend income of $2,472,964 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 9 – Reconciliation of Net Assets to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500;

	2011	2010
Net assets available for benefits per the financial statements	$610,057,774	$650,396,003
Adjustment from contract value to fair value	4,664,391	3,727,635
Net assets available for benefits per the Form 5500	$614,722,165	$654,123,638

The following is a reconciliation of the net depreciation per the financial statements for the year ended December 31, 2011 to Form 5500;

Net depreciation in fair value of investments per the financial statements	$ (28,159,142)
Adjustment from contract value to fair value	936,756
Net depreciation in fair value of investments per the Form 5500	$ (27,222,386)

Net decrease in assets available for benefits per the financial statements	$ (40,338,229)
Adjustment from contract value to fair value	936,756
Net decrease in assets available for benefits per the Form 5500	$ (39,401,473)

NOTE 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 11 – Non-Exempt Transactions

Due to a programming error, the Company failed to deposit one participant's contributions with respect to 8 weekly payroll periods and one special payroll cycle within the time prescribed by Department of Labor ("DOL") Regulations. The DOL considers late deposits to be prohibited transactions as disclosed in the accompanying supplemental information. The Company corrected these deficiencies following the principles articulated in the DOL's Voluntary Fiduciary Correction Program in April 2011 as soon as the errors were discovered.

NOTE 12 – Subsequent Events

Management has evaluated the impact of all subsequent events through June 18, 2012, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:			
		JP Morgan Chase ACT at 2.27%	**	42,726,215
		Natixis ACT at 2.27%	**	31,587,081
		Rabobank Nederland ACT at 2.27%	**	20,428,150
		State Street Bank & Trust ACT at 2.27%	**	31,593,278
		Fidelity Short Term Investment Fund (a Collective Fund)	**	3,859,285
		Wrap Rebid Value	**	207,263
		Total Fidelity Interest Income Fund		130,401,272
*	HNI CORPORATION COMMON STOCK, 2,658,939		$ 57,409,511	69,394,445
*	FIDELITY BROKERAGE LINK		**	4,174,460
	MUTUAL FUNDS:			
		American Beacon Small Cap Value Fund	**	21,572,467
		Davis New York Venture Fund	**	21,658,669
*		Fidelity Cash Reserves	**	108,329
*		Fidelity Inst Cash Portfolio Money Market	**	650,896
		Franklin Flex Cap Growth Fund A	**	56,030,313
		Harbor International Fund	**	27,786,635
		PIMCO Total Return Fund - Institutional Class	**	38,532,546
*		Spartan 500 Index Fund - Institutional Class	**	20,922,036
*		Spartan International Index Fund - Institutional Class	**	3,679,391
		TCW Small Cap Growth Fund	**	2,113,919
		Vanguard Total Bond Market Index Fund	**	6,101,614
	COMMON COLLECTIVE FUNDS:			
		Dow Jones Target 2015	**	46,029,670
		Dow Jones Target 2025	**	77,513,044
		Dow Jones Target 2035	**	35,151,875
		Dow Jones Target 2045	**	17,868,686
		Dow Jones Target 2055	**	638,233
		Dow Jones Target Today	**	2,376,012
*	LOANS TO PARTICIPANTS (maturing from 2012 - 2032, with interest rates from 4.25% to 10.25%)		-0-	14,221,347
	Total assets held at end of year			$ 596,925,857

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

Attachment to Schedule H (Form 5500) - Line 4a
Schedule of Late Participant Contributions

Name of Plan: HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
EIN: 42-0617510
PN: 001

Plan year: January 1, 2011 to December 31, 2011

		(c) Correction Outside VFCP				
(a) Late Contributions	(b) Late Contributions not Corrected	Employee Withholding	"Lost" Earnings	(d) Correction using VFCP	(e) Contributions Pending Correction in VFCP	(f) Total Corrected
February 17, 2011 payroll	0.00	140.73	0.69	0.00	0.00	141.42
February 23, 2011 payroll	0.00	1,381.68	6.07	0.00	0.00	1387.75
February 24, 2011 payroll	0.00	140.73	0.61	0.00	0.00	141.34
March 3, 2011 payroll	0.00	140.73	0.53	0.00	0.00	141.26
March 10, 2011 payroll	0.00	140.73	0.44	0.00	0.00	141.17
March 17, 2011 payroll	0.00	144.67	0.37	0.00	0.00	145.04
March 24, 2011 payroll	0.00	144.68	0.29	0.00	0.00	144.97
March 31, 2011 payroll	0.00	144.67	0.21	0.00	0.00	144.88
April 7, 2011 payroll	0.00	144.67	0.10	0.00	0.00	144.77
Total		2,523.29	9.31			2,532.60

NOTE: All late deposits were corrected April 13, 2011; no amounts were late as of 12/31/2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 20, 2012

By: ______________________

Steven M. Bradford

Administrative Committee Member and

Vice President, General Counsel and Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 18, 2012 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2011.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 18, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 18, 2012 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2011.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 18, 2012